March 2011

Pricing Sheet dated March 15, 2011 relating to Preliminary Terms No. 712 dated March 10, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
Contingent Income Auto-Callable Securities due March 18, 2014
Based on the Performance of the American Depositary Shares of Barclays PLC
PRICING TERMS – MARCH 15, 2011
Issuer:	Morgan Stanley
Underlying shares:	Barclays PLC American Depositary Shares (“Barclays ADSs”), each Barclays ADS representing four 25p ordinary shares of Barclays PLC (“Barclays ordinary shares”)
Aggregate principal amount:	$4,995,250
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	March 15, 2011
Original issue date:	March 18, 2011 (3 business days after the pricing date)
Maturity date:	March 18, 2014
Early redemption:
If, on any of the first five determination dates, the determination closing price of the underlying shares is greater than the initial share price, the securities will be automatically redeemed for an early redemption payment on the fifth business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent semi-annual payment with respect to the related determination date.
Determination closing price:	The closing price of the underlying shares on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent semi-annual payment:
•  If on any determination date, the determination closing price or the final share price, as applicable, is greater than the downside threshold level, we will pay a contingent semi-annual payment of $0.615 (6.15% of the stated principal amount) per security on the related contingent payment date.  The actual contingent semi-annual payment will be determined on the pricing date.
•  If on any determination date, the determination closing price or the final share price, as applicable, is less than or equal to the downside threshold level, no contingent semi-annual payment will be made with respect to that determination date.

Determination dates:	September 13, 2011; March 13, 2012; September 13, 2012; March 13, 2013; September 13, 2013; and March 13, 2014. We also refer to March 13, 2014 as the final determination date.
Contingent payment dates:
With respect to each determination date other than the final determination date, the fifth business day after the related determination date.  The payment of the contingent semi-annual payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than the downside threshold level:	(i) the stated principal amount plus (ii) the contingent semi-annual payment with respect to the final determination date
	• If the final share price is less than or equal to the downside threshold level:	(i) the stated principal amount times (ii) the share performance factor
Share performance factor:	The final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying shares
Downside threshold level:	$13.314, which is equal to 70% of the initial share price
Initial share price:	$19.02, which is the closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the final determination date times the adjustment factor on such date
CUSIP:	61760E812
ISIN:	US61760E8122
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10	$0.25	$9.75
Total	$4,995,250	$124,881.25	$4,870,368.75
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.25 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 712 dated March 10, 2011
Prospectus Supplement for Auto-Callable Securities dated August 20, 2009
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.